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                                                                    Exhibit 99.1

March 28, 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

     Arthur Andersen LLP ("Andersen"), our independent public accountant, has represented to us by letter dated March 25, 2002, that its audit of our consolidated financial statements as of December 31, 2001 was subject to Andersen's quality control system for its U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.


Very truly yours,

/s/ Frank J. Connolly, Jr.

Frank J. Connolly, Jr.
Chief Financial Officer